Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

July 19, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Kevin Kuhar, Margaret Schwartz and Celeste Murphy

Re:	Cognition Therapeutics, Inc. Registration Statement on Form S-1 Confidentially Filed May 7, 2021 As amended June 23, 2021 CIK No. 0001455365

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Cognition Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated July 2, 2021 (the “Comment Letter”) in connection with the Company’s Amended Draft Registration Statement on Form S-1 (the “Amended DRS”), confidentially submitted to the SEC June 23, 2021. In response to the comments set forth in the Comment Letter, the Company has revised the Amended DRS and is publicly filing a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Amended DRS confidentially submitted on June 23, 2021.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment to Draft Registration Statement, Submitted June 23, 2021

Summary, page 1

1.	We note your response to our prior comment number 3. Please revise your disclosure and the pipeline table and disclosure to name the last two candidates in the pipeline table or remove them from the pipeline table.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement to name these product candidates in the pipeline on pages 2 and 94 and in the discussion of these next-generation S2R modulators on pages 94, 115 and 121.

Securities and Exchange Commission July 19, 2021 Page 2

Management's Discussion and Analysis of Financial Condition and Results Of Operations Contractual Obligations, page 78

2.	We note that you have not included your Simple Agreements for Future Equity or convertible notes in your contractual obligations table as of March 31, 2021. Please explain to us why these obligations were not included in your table or revise your disclosure to include these obligations.

The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Registration Statement to include additional disclosure below the contractual obligations table on page 89 describing the contingent obligations pursuant to the terms of the Simple Agreements for Future Equity and convertible notes. However, the Company determined that inclusion of such obligations in the contractual obligations table would be misleading due to the low probability of the various contingent events occurring that would require repayment of the obligations, as well as the variable nature of the aggregate amounts that would be payable should certain of these contingent events occur. Accordingly, the Company has not included such obligations in the contractual obligations table.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:

Via Email

Lisa Ricciardi, Cognition Therapeutics, Inc.

James M. O’Brien, Cognition Therapeutics, Inc.

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP

Stephen Older, McGuireWoods LLP

Rakesh Gopalan, McGuireWoods LLP

David S. Wolpa, McGuireWoods LLP

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